# SEC Schedule 13G/A (Amendment No. 42) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WATTS WATER TECHNOLOGIES INC, CIK 0000795403
CUSIP: 942749102
Title of class of securities: Class A Common Stock, par value $.10 per share
Address of issuer's principal executive offices: 815 Chestnut Street, North Andover, Massachusetts (MA), 01845
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001235976

## Reporting persons
- Timothy P. Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 5,911,290; shared voting power 0; sole dispositive power 949,600; shared dispositive power 4,961,690; aggregate amount beneficially owned 5,911,290 (17.7% of the class)
- Daniel W. Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,666,970; aggregate amount beneficially owned 1,666,970 (5.7% of the class)
- Deborah Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,666,970; aggregate amount beneficially owned 1,666,970 (5.7% of the class)
- Peter W. Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 34,760; shared voting power 0; sole dispositive power 34,760; shared dispositive power 1,495,010; aggregate amount beneficially owned 1,529,770 (5.3% of the class)
- Walter J. Flowers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,799,710; aggregate amount beneficially owned 1,799,710 (6.2% of the class)

## Item 1. Issuer
Name of issuer: WATTS WATER TECHNOLOGIES INC
Address of issuer's principal executive offices: 815 Chestnut Street North Andover, MA, 01845

## Item 2. Person Filing
Name of person filing:
Timothy P. Horne

Daniel W. Horne

Deborah Horne

Peter W. Horne

Walter J. Flowers
Address of principal business office or, if none, residence:
c/o Watts Water Technologies, Inc.

815 Chestnut Street

North Andover, MA 01845
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Timothy P. Horne is deemed the beneficial owner of 5,911,290 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Timothy P. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share for share basis.

Includes (i) 15,000 shares of Class A Common Stock held by a revocable trust for the benefit of Timothy P. Horne, for which Timothy P. Horne serves as sole trustee, (ii) 920,000 shares of Class B Common Stock held by a revocable trust for the benefit of Timothy P. Horne, for which Timothy P. Horne serves as sole trustee, (iii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Timothy P. Horne's brother, for which Daniel W. Horne and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serve as co-trustees, (iv) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Deborah Horne, Timothy P. Horne's sister, for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (v) 1,495,010 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Timothy P. Horne's brother, for which Peter W. Horne serves as sole trustee, (vi) 14,600 shares of Class B Common Stock held for the benefit of Tiffany Horne Noonan, Timothy P. Horne's daughter, under an irrevocable trust for which Timothy P. Horne serves as trustee, (vii) 113,924 shares of Class B Common Stock held by a revocable trust for the benefit of Tiffany Horne Noonan, for which Walter J. Flowers serves as trustee, (viii) 6,447 shares of Class B Common Stock held by a trust for the benefit of Kiera R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, (ix) 6,447 shares of Class B Common Stock held by a trust for the benefit of Tessa R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, and (x) 5,922 shares of Class B Common Stock held by a trust for the benefit of Liv R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees. The shares of Class B Common Stock (5,896,290 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement 1997 ("1997 Voting Trust") for which Timothy P. Horne serves as trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Daniel W. Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer. As noted below, all of Daniel W. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for share basis.

Daniel W. Horne's beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Daniel W. Horne and Walter J. Flowers serve as co-trustees, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Deborah Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer. As noted below, all of Deborah Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share for share basis.

Deborah Horne's beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Peter W. Horne is deemed the beneficial owner of 1,529,770 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Peter W. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for share basis

Peter W. Horne's beneficial ownership consists of (i) 1,515,010 shares of Class B Common Stock held in a revocable trust for which Peter W. Horne serves as the sole trustee, and (ii) 14,760 shares of Class A Common Stock. 1,495,010 shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Walter J. Flowers is deemed the beneficial owner of 1,799,710 shares of Class A Common Stock of the Issuer. As noted below, all of Mr. Flowers' beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for share basis.

Mr. Flowers' beneficial ownership consists of (i) 1,666,970 shares of Class B Common Stock held in a revocable trust for the benefit of Daniel W. Horne for which Daniel W. Horne and Mr. Flowers serve as co-trustees, (ii) 113,924 shares of Class B Common Stock held in a revocable trust for the benefit of Tiffany Horne Noonan for which Mr. Flowers serves as the sole trustee, (iii) 6,447 shares of Class B Common Stock held by a trust for the benefit of Kiera R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, (iv) 6,447 shares of Class B Common Stock held by a trust for the benefit of Tessa R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, and (v) 5,922 shares of Class B Common Stock held by a trust for the benefit of Liv R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees. All of the shares of Class B Common Stock (1,799,710 in the aggregate) are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 2 for a description of the 1997 Voting Trust). Mr. Flowers disclaims beneficial ownership of all such shares.
Percent of class:
Timothy P. Horne

17.7% equity percentage

68.1% voting percentage

Daniel W. Horne

5.7% equity percentage

0.0% voting percentage

Deborah Horne

5.7% equity percentage

0.0% voting percentage

Peter W. Horne

5.3% equity percentage

0.2% voting percentage

Walter J. Flowers

6.2% equity percentage

0.0% voting percentage
Sole power to vote or to direct the vote:
Timothy P. Horne 5,911,290

Daniel W. Horne 0

Deborah Horne 0

Peter W. Horne 34,760

Walter J. Flowers 0
Shared power to vote or to direct the vote:
Timothy P. Horne 0

Daniel W. Horne 0

Deborah Horne 0

Peter W. Horne 0

Walter J. Flowers 0
Sole power to dispose or to direct the disposition:
Timothy P. Horne 949,600

Daniel W. Horne 0

Deborah Horne 0

Peter W. Horne 34,760

Walter J. Flowers 0
Shared power to dispose or to direct the disposition:
Timothy P. Horne 4,961,690

Daniel W. Horne 1,666,970

Deborah Horne 1,666,970

Peter W. Horne 1,495,010

Walter J. Flowers 1,799,710

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
A group has filed this Schedule 13G pursuant to Rule 13d-1(d). The members of the group are:

Timothy P. Horne

Daniel W. Horne

Deborah Horne

Peter W. Horne

Walter J. Flowers

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
INDEX OF EXHIBITS

1. Amended and Restated Stock Restriction Agreement

2. The Amended and Restated George B. Horne Voting Trust Agreement - 1997

3. Agreement Regarding Joint Filing

EXHIBIT 1

All Class B Common Stock shares beneficially owned by Timothy P. Horne are held individually by or in trusts for the benefit of Timothy P. Horne, Daniel W. Horne, Deborah Horne, Tiffany Horne Noonan, Kiera R. Noonan, Tessa R. Noonan, Liv R. Noonan and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit 10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.

EXHIBIT 2

The 920,000 shares of Class B Common Stock held by a revocable trust for the benefit of Timothy P. Horne, 1,666,970 shares of Class B Common Stock held by a trust for the benefit of Daniel W. Horne, 1,666,970 shares of Class B Common Stock held by a trust for the benefit of Deborah Horne, 1,495,010 shares of Class B Common Stock held by a trust for the benefit of Peter W. Horne, 14,600 shares of Class B Common Stock held for the benefit of Tiffany Horne Noonan under an irrevocable trust for which Timothy P. Horne serves as trustee, 113,924 shares of Class B Common Stock held by a trust for the benefit of Tiffany Horne Noonan for which Walter J. Flowers serves as the sole trustee, 6,447 shares of Class B Common Stock held by a trust for the benefit of Kiera R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, 6,447 shares of Class B Common Stock held by a trust for the benefit of Tessa R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, and 5,922 shares of Class B Common Stock held by a trust for the benefit of Liv R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees (5,896,290 shares of Class B Common Stock in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Joseph T. Noonan and Walter J. Flowers (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become cotrustees of the 1997 Voting Trust if such individuals are willing and able to succeed. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

The 1997 Voting Trust was extended effective as of November 26, 2024 by unanimous agreement of the holders of all of the outstanding trust certificates issued under the 1997 Voting Trust agreement for an additional period of four years and will expire on August 26, 2030. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

This summary is qualified in its entirety by reference to the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission.

EXHIBIT 3

AGREEMENT REGARDING JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to file jointly on behalf of each of them the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto, pursuant to Regulation 13D-G under the Exchange Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

## Signatures
- Timothy P. Horne: /s/ Timothy P. Horne, Timothy P. Horne (01/30/2026)
- Daniel W. Horne: /s/ Timothy P. Horne*, Daniel W. Horne (01/30/2026)
- Deborah Horne: /s/ Timothy P. Horne*, Deborah Horne (01/30/2026)
- Peter W. Horne: /s/ Timothy P. Horne*, Peter W. Horne (01/30/2026)
- Walter J. Flowers: /s/ Walter J. Flowers, Walter J. Flowers (01/30/2026)
Comment: *By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.